UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

DILLARD’S, INC.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
254067101
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 254067101

1.	Names of Reporting Persons. Alex Dillard

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,104,715

	6.	Shared Voting Power 36,503

	7.	Sole Dispositive Power 1,104,715

	8.	Shared Dispositive Power 36,503

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,141,218

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 254067101

Item 1.
	(a)	Name of Issuer Dillard's, Inc. (the "Issuer")
	(b)	Address of Issuer’s Principal Executive Offices 1600 Cantrell Road, Little Rock, AR 72201

Item 2.
	(a)	Name of Person Filing Alex Dillard
	(b)	Address of Principal Business Office or, if none, Residence: c/o Dillard's Inc. 1600 Cantrell Road, Little Rock, AR 72201
	(c)	Citizenship United States
	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 254067101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

 Not Applicable.

CUSIP No. 254067101

Item 4.	Ownership.

(a) Amount beneficially owned: 1,141,218(1)(2)
(b) Percent of class: 5.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,104,715
(ii) Shared power to vote or to direct the vote 36,503
(iii) Sole power to dispose or to direct the disposition of 1,104,715
(iv) Shared power to dispose or to direct the disposition of 36,503

(1) As of December 31, 2018 includes (i) 1,012,863 shares of Class A Common Stock held directly and 91,852 shares of Class A Common Stock held in trusts over which Alex Dillard has sole voting and dispositive power and (ii) 36,503 shares held by Alex Dillard’s spouse over which Alex Dillard may be deemed to share voting and dispositive power.

(2) Does not include 41,496 shares of Class A Common Stock and 3,985,776 shares of Class B Common Stock owned by W.D. Company, Inc. William Dillard, II, Chairman and Chief Executive Officer of the Issuer, Alex Dillard, President of the Issuer, and Mike Dillard, Executive Vice President of the Issuer, are officers and directors of W.D. Company, Inc and own 27.4%, 27.9% and 26.3%, respectively, of the outstanding voting stock of such company. William Dillard, II, Alex Dillard and Mike Dillard act by majority with respect to voting and dispositive power over these shares. Alex Dillard disclaims beneficial ownership over all shares of Class A Common Stock and Class B Common Stock held by W.D. Company, Inc.

There are currently 4,010,401 shares of the Issuer’s Class B Common Stock outstanding. Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis. The holders of Class B Common Stock are empowered as a class to elect two-thirds of the directors serving on the Issuer’s Board of Directors.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

CUSIP No. 254067101

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2019	ALEX DILLARD
/s/ Alex Dillard

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